UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sandspring Resources Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

800110108

(CUSIP Numbers)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800110108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Royal Bank of Canada
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,912,443
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,912,443
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,912,443
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 800110108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RBC Dominion Securities Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,912,443
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,912,443
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,912,443
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) FI

Item 1.

	(a)	Name of Issuer
Sandspring Resources Ltd.

	(b)	Address of Issuer’s Principal Executive Offices
8000 S. Chester Street Suite 375 Centennial, CO 80112

Item 2.

	(a)	Name of Person Filing
1. Royal Bank of Canada 2. RBC Dominion Securities Inc.

	(b)	Address of Principal Business Office or, if none, Residence
1. 200 Bay Street Toronto, Ontario M5J 2J5 Canada 2. 277 Front St W 5th Floor Toronto A6 M5V2X4

	(c)	Citizenship
See Item 4 of the Cover Pages.

	(d)	Title of Class of Securities
Common Stock

	(e)	CUSIP Numbers
800110108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the persons filing are:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☒ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The number of shares reported herein represents combined holdings in multiple series of auction rate preferred securities of the issuer, which are treated herein as one class of securities pursuant to the Securities and Exchange Commission’s Auction Rate Securities Global Exemptive Relief no-action letter issued on September 22, 2008.

(a)	Amount beneficially owned: See Item 9 of the Cover Pages.

(b)	Percent of class: See Item 11 of the Cover Pages.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
See Item 5 of the Cover Pages.

	(ii)	Shared power to vote or to direct the vote
See Item 6 of the Cover Pages.

	(iii)	Sole power to dispose or to direct the disposition of
See Item 7 of the Cover Pages.

	(iv)	Shared power to dispose or to direct the disposition of
See Item 8 of the Cover Pages.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

RBC Dominion Securities Inc. is an indirectly wholly owned subsidiary of Royal Bank of Canada.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below for RBC Dominion Securities Inc. I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to the broker-dealer is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2013

ROYAL BANK OF CANADA

/s/ Tom Smee
Signature

Tom Smee/Senior Vice President

Name/Title

/s/ Jeff Green
Signature

Jeff Green/Vice President

Name/Title

RBC DOMINION SECURITIES INC.

/s/ Kirby Gavelin
Signature

Kirby Gavelin/Managing Director

Name/Title

/s/ Andrew Federer
Signature

Andrew Federer/Managing Director

Name/Title

Index to Exhibits

Exhibit	Exhibit

A	Joint Filing Agreement